UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DEEP DOWN, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

24372A305

(CUSIP Number)

RONALD ERIC SMITH

1447 FM 1010

Cleveland, Texas 77327

(832) 623-9905

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 24372A305	Page of

(1)	Names of reporting persons Ronald Eric Smith
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization United States Citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,621,228 shares
	(8)	Shared voting power
	(9)	Sole dispositive power 2,621,228 shares
	(10)	Shared dispositive power
(11)	Aggregate amount beneficially owned by each reporting person 2,621,228 shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 19.7%*
(14)	Type of reporting person (see instructions) IN

*	Percentage calculated based on 13,290,680 shares of common stock, par value $0.001 per share, outstanding as of November 12, 2019.

SCHEDULE 13D

Page of

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to the common shares, $.001 par value (the “Shares”), of Deep Down, Inc. (the “Issuer)”, a Nevada corporation, with principal executive offices located at 8827 W. Sam Houston Parkway N., Suite 100, Houston, Texas 77040.

Item 2. Identity and Background.

(a)	This statement is filed by Ronald Eric Smith (“Mr. Smith” or the “Reporting Person”).

(b)	The address of Mr. Smith is 1447 FM 1010 Cleveland, Texas 77327.

(c)

Mr. Smith is a principal of JUMA Properties L.L.C., 806 Vista Del Lago Drive, Huffman, Texas 77336-4635. Mr. Smith resigned as a director and the chief executive officer of the Issuer effective August 31, 2019.

(d)	During the last five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Except as otherwise noted herein, all of the Shares to which this Statement relates were purchased by Mr. Smith using his personal funds.

During 2006, Mr. Smith directly acquired 714 shares of Series E Exchangeable Preferred Stock for $2,000.00 worth 6% Subordinated Debentures worth $714,000.00.

During 2007, Mr. Smith (i) disposed of his direct ownership of 250 Shares of Series E Exchangeable Preferred Stock for $250,000.00 cash and 464 shares of Series E Exchangeable Preferred Stock for 464,000 Shares; (ii) acquired 18,750,000 Shares as consideration in settlement of a dispute and (iii) directly acquired 1,286 shares of Series D Convertible Preferred Stock for $1,000 (worth 6,652,871 Shares at a conversion or exercise price of $0.1933).

During 2008, Mr. Smith directly acquired: (a) 350,000 Shares; (b) 333,000 options exercisable on February 14, 2009, for an additional 333,000 Shares at $0.42 per share; (c) 333,000 options exercisable on February 14, 2010, for an additional 333,000 Shares at $0.42 per share; and (4) 333,000 options exercisable on February 14, 2011 for an additional 333,000 Shares at $0.42 per share.

During 2009, Mr. Smith directly acquired 750,000 Shares at a price of $0.124 per share.

During 2010, Mr. Smith surrendered 92,575 Shares as a result of a partial vesting of restricted stock for the payment of taxes.

During 2011, Mr. Smith (i) directly acquired an additional 2,500,000 Shares; (ii) directly acquired employee stock options with the option to purchase 2,500,000 additional Shares at an exercise price of $0.09; (iii) directly disposed of 800,000 Shares pursuant to a private transaction of restricted shares with third party; (iv) surrendered 200,001 Shares as a result of partial vesting of restricted stock for the payment of taxes.

During 2012, Mr. Smith (i) surrendered 220,417 Shares for payment of taxes in connection with the Issuer’s Stock Option, Stock Warrant and Stock Award Plan incident to the vesting of restricted stock and (ii) disposed of 200,000 Shares pursuant to a private sale. Effective as of July 19, 2012, the Company effectuated a 1 for 20 reverse stock split.

During 2013, Mr. Smith (i) directly acquired 400,000 Shares and (ii) surrendered 11,337 Shares for the payment of a taxes as a result of partial vesting of a previously issued restricted stock.

During 2014, Mr. Smith surrendered 47,863 shares for the payment of a taxes as a result of partial vesting of previously issued restricted stock.

During 2015, Mr. Smith (i) surrendered 56,467 Shares for the payment of a taxes as a result of partial vesting of previously issued restricted stock; (ii) indirectly acquired 333,090 Shares in Individual Retirement Accounts (“IRA”); and (iii) directly acquired 300,00 Shares pursuant to a stock grant by the Issuer’s Compensation Committee of the Company’s Board of Directors.

During 2016, Mr. Smith (i) surrendered 41,450, 56,467 and 42,350 Shares for the payment of a taxes as a result of partial vesting of previously issued restricted stock; (ii) indirectly acquired 7,410 Shares in an IRA.

During 2017, Mr. Smith (i) indirectly acquired 5,587 Shares in an IRA; and (ii) disposed of 58,500 Shares pursuant to settlement with a third party.

During 2018, Mr. Smith indirectly acquired 6,875 Shares in an IRA.

On September 1, 2019, Mr. Smith transferred 300,000 Shares to the Issuer in exchange for certain assets pursuant to the Transition Agreement between Mr. Smith and the Issuer. A summary of the Shares acquired in 2019 to date follows:

Date	Number of Shares	Price Per Share	Total Price Paid
1/4/2019	2,350	$0.87	$2,044.50
3/6/2019	4,100	$0.75	$3,075.00
5/3/2019	2,200	$0.91	$2,002.00
5/9/2019	1,100	$0.93	$1,023.00
7/18/2019	6,650	$0.75	$4,987.50
9/4/2019	4,250	$0.72	$3,060.00

Item 4. Purpose of Transaction.

Mr. Smith acquired the Shares and other securities of the Issuer based on Mr. Smith’s belief that the Shares and securities, when purchased, represented an attractive investment opportunity. Mr. Smith reviews his holdings in the Issuer on a continuing basis and as part of this ongoing review, evaluates various alternatives that are or may become available with respect to the Issuer and its securities. Mr. Smith may from time to time and at any time, in his sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or other instruments, in any amount that Mr. Smith may determine in his sole discretion, through open market transactions, privately negotiated transactions or otherwise.

Depending upon a variety of factors, Mr. Smith may from time to time and at any time, in his sole discretion, consider, formulate, discuss and implement various plans or proposals intended to enhance the value of his current or future investment in the Issuer, enhance stockholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer. Any such action may be made by Mr. Smith alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that the discussions described in this Item 4 will continue or occur or that Mr. Smith will or will not take, or cause to be taken, any of the actions described above or any similar actions.

Item 5. Interest in Securities of the Issuer.

(a) and (b).

See Items 7-11 on the cover page and Item 2 above. These amounts include: 381,744 shares held indirectly through an IRA, 930,651 shares directly held by Mr. Smith’s spouse, and 23,071 shares held indirectly by Mr. Smith’s spouse through an IRA.

(c)	Mr. Smith has not entered into any transactions in the Shares of the Company during the past 60 days.

(d)	No person other than Mr. Smith is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock owned.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

No Exhibits to be filed.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date:	November 15, 2019	Signature:	/s/ Ronald Eric Smith
		Name:	Ronald Eric Smith